File No. 70-08635


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                AMENDMENT NO. 2
                                       TO
                                  APPLICATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                 SIGCORP, INC.
                             20 N.W. Fourth Street
                         Evansville, Indiana 47741-0001
               (Name of company filing this statement and address
                         of principal executive office)


                                  A.E. GOEBEL
                   Southern Indiana Gas and Electric Company
                             20 N.W. Fourth Street
                         Evansville, Indiana 47741-0001
                    (Name and address of agent for service)

                                   Copies to:
                          John H. Byington, Jr., Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                         New York, New York 10004-1490

                  This Amendment No. 2 to SIGCORP, Inc.'s Application on Form U-1 (File No. 70-08635) is being filed for the purpose amending and restating
Item 4 thereof and supplementing Item 6 thereof as follows:


ITEM 4.           REGULATORY APPROVAL

                  Under Section 203 of the Federal Power Act, FERC has jurisdiction over the proposed restructuring. SIGECO and SIGCORP filed a joint petition with FERC for authority to consummate the restructuring on June 23, 1995, a copy of which was filed as Exhibit D-1 hereto. On November 7, 1995, FERC issued its order authorizing the restructuring. A copy of such order is filed herewith as Exhibit D-2. Other than such authorization of FERC and the apporval of the Commission hereunder, no other regulatory approvals are required for the proposed transaction.


ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS

                  D-2 Order Authorizing Disposition of Jurisdictional Facilities and Corporate Reorganization, dated November 7, 1995 of the Federal Energy Regulatory Commission (Docket No. EC95-15-00).

                                   SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned, as Applicant, has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 17, 1995

                                            SIGCORP, INC.



                                            By:/s/ A.E. GOEBEL
                                               ---------------
                                               Name:    A.E. Goebel
                                               Title:   Secretary and Treasurer


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